UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-38309

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connuaght Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

+86-010-65020507 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other events.

As previously disclosed in the current report on Form 6-K furnished with the Securities and Exchange Commission on February 5, 2020, on January 31, 2020, AGM Group Holdings Inc.(“the Company”) received a written notice from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) indicating that the Company was not in compliance with Nasdaq Listing Rule 5550(a)(3), which requires the Company to have at least 300 public holders for continued listing by Nasdaq. The notification has no immediate effect on the Company’s Nasdaq listing.

Subsequently, the Company submitted to Nasdaq a plan to regain compliance. On March 26, the Company received an extension until July 29, 2020 to regain compliance with Listing Rules 5550(a)(3). During the compliance period, the Company’s shares of common stock will continue to be listed and traded on The Nasdaq Capital Market. To regain compliance, the Company must have at least 300 public holders during this 180-day grace period.

If the Company does not regain compliance with Rule 5550(a)(3) by July 29, 2020, Nasdaq will provide notice that the Company’s Class A ordinary shares will be subject to delisting. The Company would then be entitled to appeal Nasdaq’s determination to a Nasdaq Hearings Panel and request a hearing.

The Company intends to close a financing prior to July 29, 2020, and thereby obtain a sufficient number of public holders to evidence compliance with Rule 5550(a)(3). There can be no assurance that the Company will be able to regain compliance with Rule 5550(a)(3) or will otherwise be in compliance with other Nasdaq listing criteria.

Forward-Looking Statements

Certain statements in this Current Report on Form 6-K constitute forward-looking statements that involve a number of known and unknown risks, uncertainties and other factors that may cause such forward-looking statements not to be realized. Factors that could cause actual results to differ materially from the forward-looking statements include changes to the listing standards, policies and procedures of the Nasdaq Capital Market, fluctuations in the Company’s general financial and operating results, changes in the Company’s liquidity and capital resources, declines in the market price of the Company’s shares of common stock, changes in the capital markets, competition, and general and industry-specific economic conditions. We believe these factors include but are not limited to those described under “Risk Factors” in our Annual Report on Form 20-F, as such factors may be updated from time to time in our periodic filings with the Securities and Exchange Commission (the “SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this Current Report on Form 6-K, our Annual Report on Form 20-F and other filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2020	AGM GROUP HOLDINGS INC.

	By:	/s/ Wenjie Tang
	Name:	Wenjie Tang
	Title:	Chief Executive Officer and Director